

October 16, 2012

Via U. S. mail
Mr. Eric Takamura
Chief Executive Officer
Nugen Holdings, Inc.
44645 Guilford
Suite 201
Ashburn, Virginia 20147

> **Re:**   **Nugen Holdings, Inc.**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed January 13, 2012**
> **File No. 000-52865**

Dear Mr. Takamura:

We issued comments to you on the above captioned filing on September 25, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 30, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Julie Sherman at (202) 551-3640 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director